UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Ares Management Corporation
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

03990B 101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Ares Partners Holdco LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 131,030,397(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 131,030,397(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,030,397(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 45.08%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 13,799,109 shares of Class A common stock, par value $0.01 per share, of Issuer (“Class A Shares”) and (ii) 117,231,288 partnership units of the Ares Operating Group, which are convertible one for one into Class A Shares, subject to certain restrictions (“AOG Units”).

(2) Calculated based on (i) 173,420,074 Class A Shares outstanding as of October 31, 2022, as reported in the Issuer’s Form 10-Q filed November 7, 2022, as increased by (ii) 117,231,288 Class A Shares issuable upon conversion of 117,231,288 AOG Units held by Ares Owners Holdings L.P. (“Ares Owners”).

1.	Names of Reporting Persons Ares Owners Holdings L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 131,030,397(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 131,030,397(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,030,397(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 45.08%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 13,799,109 Class A Shares and (ii) 117,231,288 Class A Shares issuable upon conversion of 117,231,288 AOG Units.

(2) Calculated based on (i) 173,420,074 Class A Shares outstanding as of October 31, 2022, as reported in the Issuer’s Form 10-Q filed November 7, 2022, as increased by (ii) 117,231,288 Class A Shares issuable upon conversion of 117,231,288 AOG Units held by Ares Owners.

Item 1(a).	Name of Issuer:

Ares Management Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:
1. Ares Partners Holdco LLC (“Ares Partners”)
2. Ares Owners Holdings L.P. (“Ares Owners” and, together with Ares Partners, the “Ares Filing Persons”)

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

03990B 101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

The information contained on each cover page to this Schedule 13G is incorporated herein by reference.

	(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.
	(b)	Percent of Class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:
	(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.
	(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.
	(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.
	(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

The securities reported on this Schedule 13G include an aggregate of 13,799,109 Class A Shares held by Ares Owners and an aggregate of 117,231,288 AOG Units held by Ares Owners. The general partner of Ares Owners is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (each a “Board Member” and collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions of the Board Members. The Class A Shares held by Ares Owners, if aggregated with other Class A Shares beneficially owned by each of the individual Board Members, would equal 135,395,774 Class A Shares in the aggregate, including shares that may be acquired upon the exchange of AOG Units held by Ares Owners and Class A Shares that may be acquired by the individual Board Members upon the vesting of Restricted Stock Units (“RSUs”) or exercise of Stock Options held by such Board Member, representing 45.89% of the outstanding Class A Shares (based on 173,420,074 outstanding shares and assuming the exchange of such AOG Units and the vesting or exercise, as applicable, of such RSUs and Stock Options).

The percentages reflected on the cover pages to this Schedule 13G are calculated based on (i) an aggregate of 173,420,074 Class A Shares outstanding as of October 31, 2022, as reported in the Issuer's Form 10-Q filed November 7, 2022, as increased by (ii) 117,231,288 Class A Shares, issuable in respect of 117,231,288 AOG Units held by Ares Owners.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The limited partners of Ares Owners have the right to receive dividends from, or proceeds from the sale of, the Class A Shares that are held of record by Ares Owners on behalf of such limited partner. Ares Owners holds greater than 5% of the Class A Shares on behalf of Mr. Ressler, or on behalf of a vehicle Mr. Ressler controls. No other person has the right to receive dividends from, or the proceeds from the sale of, more than five percent of the Class A Shares. Ares Owners holds the following amounts of Class A Shares and AOG Units on behalf of the individual Board Members, or on behalf of a vehicle controlled by such Board Member, in their capacity as limited partners of Ares Owners:

Board Member	Class A Shares	AOG Units	Total
Michael J Arougheti	150,258	10,421,596	10,571,854
Ryan Berry	0	46,866	48,866
R. Kipp deVeer	0	1,510,409	1,510,409
David B. Kaplan	1,180,052	9,921,596	11,101,648
Antony P. Ressler	12,020,778	49,764,375	61,785,153
Bennett Rosenthal	1,105,052	9,921,596	10,026,648

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

ARES PARTNERS HOLDCO LLC

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Authorized Signatory

ARES OWNERS HOLDINGS L.P.

By:	Ares Partners Holdco LLC, its general partner

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Authorized Signatory